Exhibit 99.2

Main Results of Annual and Extraordinary General Meeting

LUXEMBOURG (June 6, 2023) — The Annual and Extraordinary General Meeting (the “2023 AGM”) of Alvotech (the “Company”) was held on June 6, 2023 at Arendt House, 41A Avenue John F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg. Here are the main results of the 2023 AGM.

1.	The 2023 AGM approved the Company’s annual financial statements for the financial year ended 31 December 2022.

2.	The 2023 AGM approved the consolidated financial statements of the Alvotech group for the financial year ended 31 December 2022.

3.	The 2023 AGM acknowledged that the Company made a loss of USD 30,521,443 with respect to the financial year ended 31 December 2022 and resolves to carry forward such loss to the next financial year.

4.

The 2023 AGM resolved to grant discharge to (a) Mr. Róbert Wessman, (b) Ms. Ann Merchant, (c) Ms. Lisa Graver, (d) Ms. Linda McGoldrick, (e) Mr. Richard Davies, (f) Mr. Tomas Ekman, (g) Mr. Faysal Kalmoua and (h) Mr. Arni Hardarson for the exercise of their respective mandate as member of the board of directors of the Company during the financial year ended 31 December 2022.

5.

The 2023 AGM resolved to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, Boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B 67895 as independent auditor (fr. réviseur d’entreprises agréé) of the Company in relation to the Company’s annual financial statements and the consolidated financial statements of the Alvotech group for the financial year ending on 31 December 2023 until the annual general meeting of the Company approving such financial statements.

6.

The Company is subject to the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders at general meetings, as amended (the “Luxembourg Shareholders’ Rights Law”), which requires that the Company has a policy in place regarding the remuneration of the members of its Board of Directors (the “Remuneration Policy”). In addition to the remuneration of directors, the Remuneration Policy sets out, inter alia, the role and composition of the compensation committee of the Company. The remuneration of the Board of Directors, as set out in the Remuneration Policy, comprises a fixed remuneration and participation in an equity incentive plan. The 2023 AGM resolved, by an advisory vote, to approve the Remuneration Policy for the Board of Directors of the Company.

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com

7.	The 2023 AGM resolves to approve the following remuneration to which the members of the board of directors and the committees of the Company are entitled:

(a) Annual Board Service Retainer:

•	All eligible directors: USD 50,000

•	Chairperson: USD 20,000

•	Deputy Chairperson: USD 25,000

Payments to the Chairperson and Deputy Chairperson are in addition to the regular Annual Board Service Retainer.

(b) Annual Committee Member Service Retainer:

•	Member of the audit committee: USD 10,000

•	Member of the compensation committee: USD 10,000

•	Member of the nominating committee: USD 10,000

(c) Annual Committee Chair Service Retainer:

•	Chair of the audit committee: USD 20,000

•	Chair of the compensation committee: USD 20,000

•	Chair of the nominating committee: USD 20,000

The payments to the Committee Chair are in lieu of the Annual Committee Member Service Retainer.

(d) Equity Compensation for directors: On initial appointment, each independent director is entitled to receive an equity grant in the form of restricted stock units equal to a value of USD 250,000 which will vest in three equal annual instalments on the first three anniversaries of the date of the grant. In addition, on the date of each annual general meeting of shareholders of the Company, each independent director may, subject to approval by the general meeting of shareholders, receive further grants in the form of stock options for a value of up to USD 230,000 which will be subject to three-year vesting and the exercise price of which will be determined on the date of the respective annual general meeting.

8.

The 2023 AGM approved the amended and restated articles of association of the Company in the form published on the website of the Company at https://investors.alvotech.com/corporate-governance/annual-general-meeting-2023 under the title “Proposed Amended and Restated Articles”.

Alvotech Investor Relations

Benedikt Stefansson

alvotech.ir[at]alvotech.com

Sæmundargata 15-19	Phone +354 422 4500	alvotech.media@alvotech.com
102 Reykjavík, Iceland		www.alvotech.com